Citigroup Funding Inc.
Pricing Sheet No. 2012—MTNDG0252 dated June 28, 2012 relating to
Preliminary Pricing Supplement No. 2012—MTNDG0252 dated May 30, 2012
Registration Statement Nos. 333-172554 and 333-172554-01
Filed pursuant to Rule 433

896,000 Single Observation ELKS® Based Upon the Common Stock of Broadcom Corporation Due January 24, 2013
Pricing Terms—June 28, 2012
Underlying shares:	Shares of common stock of Broadcom Corporation (NASDAQ symbol: “BRCM”)
Pricing date:	June 28, 2012
Issue date:	July 3, 2012
Aggregate principal amount:	$8,960,000
Stated principal amount:	$10 per security
Coupon:	10.50% per annum (approximately 5.863% for the term of the securities).
Coupon payment dates:	The 24th day of each month, commencing August 24, 2012 and ending on the maturity date
Maturity date:	January 24, 2013
What you will receive at maturity:	For each $10 security you hold at maturity, the final coupon payment plus:
	▪ If a downside event occurs:	a number of underlying shares equal to the equity ratio (or, if you elect, cash in an amount equal to the equity ratio multiplied by the closing price of the underlying shares on the valuation date)
	▪ If a downside event does not occur:	$10 in cash

You may lose some or all of your investment in the securities.  Although you will be subject to the risk of a decline in the price of the underlying shares, you will not participate in any appreciation of the underlying shares over the term of the securities.

Downside event:	A downside event will occur if the closing price of the underlying shares on the valuation date is less than the downside threshold price.
Downside threshold price:	$25.984 (80% of the initial share price)
Initial share price:	$32.48, the closing price of the underlying shares on the pricing date
Equity ratio:	0.30788, the stated principal amount divided by the initial share price
Valuation date:	January 18, 2013, subject to postponement if such date is not a scheduled trading day or certain market disruption events occur
Listing:	The securities will not be listed on any securities exchange and, accordingly, may have limited or no liquidity. The securities are designed to be held to maturity.
CUSIP / ISIN:	17318Q764 / US17318Q7640
Underwriter:	Citigroup Global Markets Inc., an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Price to public(1)	Underwriting fee(1)(2)	Proceeds to issuer
Per security	$10.00	$0.15	$9.85
Total	$8,960,000	$134,400	$8,825,600
(1) Subject to reduction for volume purchase discounts for a particular investor depending on the aggregate amount of securities purchased by that investor. You should refer to “Syndicate Information” in the related preliminary pricing supplement for more information.
(2) For additional information on the distribution of the securities, see “Supplemental Plan of Distribution” in the related preliminary pricing supplement.  In addition to the underwriting fee, Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the securities declines.  See “Use of Proceeds and Hedging” in the accompanying prospectus.  Unlike the coupon rate, the underwriting fee is not expressed on an annualized basis.

You should read this document together with the preliminary pricing supplement describing the offering, product supplement no. ES-01-01, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement Filed on May 30, 2012:
http://www.sec.gov/Archives/edgar/data/831001/000095010312002819/dp30897_424b2-brcm.htm
Product Supplement No. ES-01-01 filed with the SEC on May 9, 2012:
http://www.sec.gov/Archives/edgar/data/831001/000095010312002484/dp30525_424b2-es0101.htm
Prospectus Supplement and Prospectus filed with the SEC on May 12, 2011:
http://www.sec.gov/Archives/edgar/data/831001/000095012311049309/y91273b2e424b2.htm

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The securities represent obligations of Citigroup Funding Inc. only. Broadcom Corporation is not involved in any way in this offering and has no obligation relating to the securities or to holders of the securities.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including the product supplement no. ES-01-01, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. You should read the product supplement no. ES-01-01, prospectus supplement and prospectus in that registration statement (File Nos. 333-172554 and 333-172554-01) and the other documents Citigroup Funding Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Funding Inc., Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the product supplement no. ES-01-01 and related prospectus supplement and prospectus by calling toll-free 1-877-858-5407.